Filed Pursuant to Rule 433

Registration No. 333-135368

Pricing Term Sheet

June 27, 2006

Chesapeake Energy Corporation

$500,000,000 aggregate principal amount of 7.625% Senior Notes due 2013

The following information supplements the Preliminary Prospectus, dated June 26, 2006, filed pursuant to Rule 433, Registration Statement No. 333-135368.

Title of securities:	7.625% Senior Notes due 2013

Aggregate principal amount offered:	$500,000,000 principal amount

Principal amount per note:	$1,000

Price to public:	98.266% of principal amount

Net proceeds to Chesapeake Energy Corporation, after underwriters’ discount, but before other offering expenses:	$483,205,000

Use of proceeds:	We intend to use the net proceeds from this offering, together with approximately $484.8 million in expected net proceeds from our pending public offering of preferred stock and $698.8 million in expected net proceeds from our pending public offering of common stock (each assuming no exercise of the underwriters’ option to purchase additional shares), to fund the purchase of our pending acquisitions and to pay related fees and expenses. The balance of net proceeds will be used to repay borrowings under our revolving bank credit facility and for general corporate purposes, including funding our pending acreage acquisition in the Delaware Basin of West Texas, our pending drilling company acquisition and other possible future acquisitions.

Underwriters’ discount:	1.625%

Estimated expenses of notes offering:	$250,000

Annual interest rate:	7.625% per annum

Interest payment dates:	January 15 and July 15 of each year, commencing January 15, 2007

Record dates:	January 1 and July 1

Maturity:	July 15, 2013

Make-whole redemption:	At any time prior to the maturity date at Treasury Rate plus 50 basis points.

Ranking:	Senior unsecured

Certain pro forma information:

As a result of an increase in the total number of shares offered in our pending public offering of common stock from 20,000,000 to 25,000,000 shares (without giving effect to the greenshoe option), the following pro forma information (as of March 31, 2006) has been revised as follows:

On a pro forma basis to reflect the exchanges of common stock for outstanding preferred stock on June 2, 2006, the consummation of this offering, the consummation of our pending public offerings of preferred stock and common stock and the application of net proceeds from this offering and our pending offerings of preferred stock and common stock to fund our pending acquisitions and to pay related fees and expenses (dollars in thousands):

•     Cash and cash equivalents: $328,757

•     Common Stock, $0.01 par value, 500,000,000 shares authorized, 387,352,930 shares issued and outstanding (422,573,842 shares pro forma): $4,226

•     Paid-in capital: $4,763,321

•     Total stockholders’ equity: $8,546,339

•     Total capitalization: $14,914,584

On a pro forma basis for our pending offerings of common stock and preferred stock, we have increased our shareholder’ equity by $8.8 billion from December 31, 1998 through March 31, 2006.

On a pro forma basis for our pending public offerings of common stock and preferred stock, our recently completed preferred stock exchanges and this offering, our debt to total capitalization ratio as of March 31, 2006, would be 43%.

Trade date:	June 27, 2006

Settlement date:	June 30, 2006

CUSIP:	165167 BY 2

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.

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